Exhibit (h)(x)

ALPS ADVISORS, INC.
1290 Broadway, Suite 1100
Denver, CO 80203

April 30, 2015
Thomas A. Carter, Chairman
ALPS Variable Investment Trust
1290 Broadway, Suite 1100
Denver, CO 80203

Re:	ALPS Variable Investment Trust (the “Trust”) – ALPS/Alerian Energy Infrastructure Portfolio (the “Portfolio”)

Dear Mr. Carter:

This letter confirms the agreement by ALPS Advisors, Inc. (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Portfolio. To the extent the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A, exclusive of distribution and service (12b-1) fees, shareholder services fees, acquired fund fees and expenses, brokerage commissions, taxes and extraordinary expenses) exceed 0.80% for each of the Class I and III shares of the Portfolio, the Adviser will reduce the fee payable with respect to the Portfolio to the extent of such excess and/or shall reimburse the Portfolio (or Class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each Class of the Portfolio in the same manner as the underlying expenses or fees were allocated.

The Adviser agrees that the above fee waivers and reimbursements for the Portfolio are effective through at least April 29, 2016. The Adviser acknowledges that it will not be entitled to collect on or make a claim for waived fees or reimbursed expenses at any time in the future.

ALPS ADVISORS, INC.

By:	/s/ Michael Akins
Name:	Michael Akins
Title:	Senior Vice President
Your signature below acknowledges acceptance of this letter agreement:

ALPS VARIABLE INVESTMENT TRUST

By:	/s/ Patrick Buchanan
Name:	Patrick Buchanan
Title:	Treasurer